Exhibit 99.1

ProQR Announces Positive Top-Line Results from the Phase 1/2 Study of Sepofarsen in LCA10 Patients

•                  Reported rapid, significant and durable improvements in vision at twelve months

•                  Concordant improvement in key secondary outcome measures

•                  The target registration dose of sepofarsen was well-tolerated with a favorable benefit/risk profile

•                  Strengthens confidence in the ongoing Phase 2/3 pivotal study, top-line data expected first half of 2021

•                  Management to host a conference call today at 8:00 a.m. ET

LEIDEN, Netherlands & CAMBRIDGE, Mass., Oct 10, 2019 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for severe genetic rare diseases, today announced positive top-line results from the PQ-110-001 study, a Phase 1/2 dose range finding, first-in-human trial of sepofarsen (QR-110) in patients with Leber’s congenital amaurosis 10 (LCA10) due to the p.Cys998X mutation in the CEP290 gene.

“We reported today that patients receiving sepofarsen had a clinically meaningful improvement in vision, and in some cases the patient’s vision improved to a level that could be deemed life changing. This is very encouraging for the LCA10 community and the Inherited Retinal Disease community as a whole,” said Stephen R. Russell, MD, Schrage Professor of Ophthalmology and Visual Sciences and Principal Investigator at the University of Iowa. “LCA10 is a severe inherited retinal disease that leads to blindness, and for which there is currently no treatment.”

David Rodman, M.D., Executive Vice President of Research & Development of ProQR, said, “We are very pleased with the data reported from the Phase 1/2 study, in which LCA10 patients treated with sepofarsen experienced a rapid and durable improvement in vision. The top-line data from this study strengthen our confidence in the design of the ongoing Phase 2/3 trial, which could be the sole registration trial for the sepofarsen program. We appreciate the patients’ and medical communities’ ongoing support for the sepofarsen clinical studies, and we will continue to work with the regulators to advance this program as efficiently as possible.”

Top-line results from the Phase 1/2 trial

Based on positive 3-month interim results from the Phase 1/2 trial (Nature Medicine 2018) the Phase 2/3 Illuminate trial was initiated earlier this year. The 12-month top-line results from the Phase 1/2 trial that will be presented today confirm durable activity of sepofarsen for up to one year in patients with LCA10. Furthermore, the results support the assumptions used in the design and powering of Illuminate, including:

•                  the target registration dose (80 µg with a 160 µg loading dose) was associated with a clinically meaningful and statistically significant improvement in vision and had a favorable benefit/risk profile,

•                  a six-month dosing frequency, as used in Illuminate, was associated with durable improvements in vision,

•                  the response observed at 12 months in the target registration dose was equal to or greater than the response at the 3-month interim analysis,

•                  and subjects with better vision than light perception (BCVA> LogMAR 3.0) at baseline, the study population in Illuminate, were more likely to respond to treatment with sepofarsen.

Table: Change from baseline in treated eye

Endpoint	Direction of improvement	Pooled analysis, all dose groups (SEM)	n	Target registration dose group, 160/80 µg (SEM)	n
BCVA in LogMAR	Down ↓	-0.55 (0.26) p<0.05	11	-0.93 (0.43) p<0.01	6
FST red in Log(cd/m(2))	Down ↓	-0.92 (0.18) p<0.01	10	-0.66 (0.14) p<0.01	6
FST blue in Log(cd/m(2))	Down ↓	-0.79 (0.23) p<0.02	10	-0.63 (0.31) p<0.01	6
Mobility course in Levels	Up ↑	+2.5 (0.99) p=0.1	10	+4.0 (1.27) p<0.01	6

Analysis:  Pooled analysis: Unpaired t-test, between group change from baseline versus untreated. Target registration dose group: MMRM with repeated measures, within group change from baseline versus baseline

Visual acuity

Statistically significant improvement from baseline in best corrected visual acuity (BCVA) was observed as assessed by the Early Treatment of Diabetic Retinopathy Study (ETDRS) eye chart and the Berkeley Rudimentary Vision Test (BRVT). In the pooled analysis with all patients after twelve months of treatment, the mean improvement (and standard error of mean, SEM) was -0.55 LogMAR (SEM 0.26). The mean change in the untreated contralateral eye was -0.11 LogMAR (SEM 0.07).

In the target registration dose group, the mean change from baseline at twelve months was -0.93 LogMAR (SEM 0.43) with four of six subjects showing an improvement of more than -0.3 LogMAR from baseline equivalent to 3 lines, or 15 letters, on ETDRS chart (generally considered clinically meaningful by US regulators). Five of six subjects showed an improvement greater than -0.2 LogMAR (generally considered clinically meaningful by EU regulators).  The mean change in the untreated contralateral eye in this group was -0.22 LogMAR (SEM 0.11). In all five subjects in this group, in which a six-month dosing frequency was explored, the observed benefit in visual acuity was maintained during the twelve-month follow up.

Full field stimulus threshold test (FST)

Improvements in visual function were supported by a meaningful increase in the ability to detect flashes of red or blue light as determined by the FST test. In the pooled analysis after twelve months, mean improvement in red light sensitivity was -0.92 log Cd/m(2) (SEM 0.18) and improvement in blue light sensitivity was -0.79 log Cd/m(2) (SEM 0.23). The mean change in the untreated contralateral eye was -0.16 log Cd/m(2) (SEM 0.16) for red light and 0.02 log Cd/m(2) (SEM 0.11) for blue light.

In the target registration dose group, the mean change from baseline at twelve months in red light sensitivity was -0.66 log Cd/m(2) (SEM 0.14) and improvement in blue light sensitivity was -0.63 log Cd/m(2) (SEM 0.31).

Three of six subjects showed an improvement of greater than -0.5 log Cd/m(2) for blue light, which can be regarded as clinically meaningful. Five of six showed a clinically meaningful improvement for red light. The mean change in the untreated contralateral eye in this group was 0.05 log Cd/m(2) (SEM 0.17) for red light and -0.12 log Cd/m(2) (SEM 0.16) for blue light.

Mobility course

Most patients demonstrated improvement in functional vision, as assessed using a series of mobility courses at increasing difficulty and multiple light intensities. In the pooled analysis the mean improvement for patients navigating the mobility course after twelve months of treatment was 2.5 levels (SEM 0.99). The mean change in the untreated contralateral eye was 1.75 (SEM 0.75). This increase was likely due to a training effect. An adjusted mobility course endpoint is being validated in parallel with the Illuminate trial.

In the target registration dose group, the mean change at twelve months of treatment was 4.0 levels (SEM 1.27) with five of six subjects improving by more than 2.0 levels, which can be regarded as clinically meaningful. The mean change in the untreated contralateral eye was 2.7 levels (SEM 1.11).

Safety

Subjects received up to four doses of sepofarsen (range 1-4), and all eleven subjects in the study completed twelve months of follow up. This represents data equivalent to over 4,000 treatment days. Sepofarsen was observed to be well-tolerated with manageable safety findings. In total, eight cases of lens opacities (cataract) were observed (three in the target registration dose cohort and five in high dose cohort). All six of the subjects that had lens replacement surgery regained their pre-cataract vision. Four cases (in three subjects) of retinal findings were observed in the now retired 320/160 µg dose group: Two incidences of mild cystoid macular edema were resolved with topical treatment and two incidences of subclinical retinal thinning stabilized within two months of last dose without additional treatment.

Conference call

Management will discuss the data during a conference call today at 8:00 a.m. ET. The live and archived webcast (primary connection method) can be accessed at ir.proqr.com/events-and-presentations. The dial-in details for the call are +1 631 510 7495 or +44 2071 928000 (international), conference ID: 3496655.

About the PQ-110-001 Phase 1/2 trial

PQ-110-001 was an open-label trial designed to enroll children (over six years of age) and adults who have LCA10 due to one or two copies of the p.Cys998X mutation in the CEP290 gene. A total of twelve patients were screened, of which eleven subjects were dosed. All eleven patients were enrolled in either the 80 μg dose cohort (160 μg loading dose) or 160 μg dose cohort (320 μg loading dose) and received one to four intravitreal injections with sepofarsen in the treated eye at varying dosing intervals, with the other (contralateral) eye remaining untreated. Patients in the trial have completed the 12-month treatment and observation period and eligible patients are being given the option to participate in Insight, an open-label extension study including the possibility of receiving treatment in the second eye.

The trial was conducted at specialized centers with significant expertise in inherited retinal disease: The University of Iowa, Iowa City, Iowa, U.S., the Scheie Eye Institute at the University of Pennsylvania, Philadelphia, U.S., and the Ghent University Hospital, Ghent, Belgium.

The primary objectives of the PQ-110-001 trial were safety and tolerability. Secondary objectives included pharmacokinetics, as well as restoration/improvement of visual function and retinal structure through ophthalmic endpoints, such as visual acuity (BCVA), mobility course, full field stimulus testing (FST) and optical coherence tomography (OCT). Additional exploratory endpoints including ocular instability (OCI), pupillary light reflex (PLR) and changes in quality of life in the trial subjects are also being evaluated.

About the Phase 2/3 Illuminate trial

Illuminate, or PQ-110-003, is a randomized, prospective, double-masked, sham-controlled 24-month trial of sepofarsen that will initially enroll 30 adults and children (eight years of age and over) who have LCA10 due to one or two copies of the p.Cys998X mutation in the CEP290 gene and a baseline best corrected visual acuity (BCVA) of 3.0 LogMAR or better. The trial is designed as the sole registration trial for the program.

Participants will be assigned equally to three parallel study arms (two active dose levels; 40 μg (with an 80 μg loading dose) and 80 μg (with a 160 μg loading dose); and a sham control arm) with ten participants in each arm. Participants will receive a dose of sepofarsen or a sham-procedure at the start of the trial, at three months and then every six months afterwards.

The primary endpoint will be mean change in BCVA from baseline in the active treated arms compared to the control arm. A mobility course endpoint will also be evaluated. Additional endpoints include full field stimulus testing, ocular instability and optical coherence tomography. Changes in quality of life in the trial participants will also be evaluated. The study incorporates adaptive sample size re-estimation based on pre-specified criteria overseen by an independent statistician. Illuminate is a global trial conducted at sites with significant expertise in genetic retinal diseases in North America and selected European countries.

About sepofarsen

Sepofarsen (QR-110) is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein.

Sepofarsen is designed to bind to the mutated location in the pre-mRNA and enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein.

.Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation from the FDA as well as access to the PRIME scheme by the EMA.

About Leber’s congenital amaurosis 10

Leber’s congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved or other products in clinical development that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome type 2 and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.
*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such statements include those relating to sepofarsen and the clinical development and therapeutic potential thereof, including our statements regarding release of clinical data, and the clinical development plan for sepofarsen including the potential sole registration trial for the sepofarsen program.  Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

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